Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this registration statement.

The unaudited pro forma combined balance sheet as of December 31, 2022 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the year ended June 30, 2022, and for the six months ended December 31, 2022 give pro forma effect to the Business Combination as if it had occurred as of July 1, 2021. This information should be read together with SunCar’s and Goldenbridge’s respective audited and unaudited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ASGL,” and other financial information included elsewhere in this report.

The unaudited pro forma combined balance sheet as of December 31, 2022 has been prepared using the following:

●	SunCar’s audited consolidated balance sheet as of December 31, 2022; and

●	Goldenbridge’s unaudited historical consolidated balance sheet as of March 31, 2023.

The unaudited pro forma combined statement of operations for the year ended June 30, 2022 has been prepared using the following:

●	SunCar’s audited historical consolidated statement of operations for the year ended December 31, 2021, and unaudited historical consolidated statement of operations for the six months ended June 30, 2021 and 2022, and

●	Goldenbridge’s audited historical consolidated statement of operation for the year ended June 30, 2022, and related notes included elsewhere in this registration statement.

The unaudited pro forma combined statement of operations for the six months ended December 31, 2022 has been prepared using the following:

●	SunCar’s audited statement of operation for the year ended December 31, 2022; unaudited statement of operation of SunCar for the six months ended June 30, 2022, and

●	Goldenbridge’s unaudited historical consolidated statements of operations for the nine months ended March 31, 2023 and for the three months ended September 30, 2022, as included elsewhere in this registration statement.

Description of the Transactions

The Business Combination is being made pursuant to the terms of the Merger Agreement by and among Goldenbridge, PubCo, Merger Sub, SunCar and the other parties named therein, pursuant to which the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement and the Pre-Merger Charter Amendment by the shareholders of Goldenbridge, Goldenbridge will reincorporate in the Cayman Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) one business day after the Reincorporation Merger, Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of PubCo, will be merged with and into SunCar, resulting in SunCar being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”). The aggregate consideration for the Acquisition Merger is $800,000,000, payable in the form of 80,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share. In addition, certain SunCar shareholders may be entitled to receive earn-out shares.

Accounting for the Transactions

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Goldenbridge will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of SunCar expecting to have a majority of the voting power of the post-combination company, SunCar senior management comprising substantially all of the senior management of the post-combination company, the relative size of SunCar compared to Goldenbridge, and SunCar operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of SunCar issuing stock for the net assets of Goldenbridge, accompanied by a recapitalization. The net assets of Goldenbridge will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of SunCar.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. SunCar and Goldenbridge have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to PubCo and Merger Sub, and accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The following table summarizes the number of the Combined Company’s ordinary shares issued and outstanding as of May 17, 2023 immediately following the consummation of the Business Combination, excluding the potential dilutive effect of the exercise or vesting of warrants:

	Class A Shares	Class B Shares

Shares to GBRG Shareholders	1,519,136	-

Shares issued in the Business Combination to Maxim	870,000	-
Shares issued in the Business Combination to Trans Asia as the compensation of financial advisory services	160,000	-

Class A Shares to SunCar Shareholders	30,371,435	-
Class B Shares to SunCar Shareholders	-	49,628,565
Total Shares	32,920,571	49,628,565

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2022

(In U.S. thousands, except for share, or otherwise noted)

	GBRG (A)	SUNCAR (B)	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$13	$21,200	$18,788	(1)	$15,241
			(4,272	)(2)
			(2,490	)(3)
			(17,998	)(4)
Restricted cash	-	2,717	-		2,717
Short-term investments	-	26,544	-		26,544
Accounts receivable, net	-	85,619	-		85,619
Other current assets	-	9,270	(2,188	)(3)	7,082
Total Current Assets	13	145,350	(8,160)		137,203

Cash and investment held in Trust Account	18,788	-	(18,788	)(1)	-
Software and equipment, net	-	18,491	-		18,491
Deferred tax assets	-	13,070	-		13,070
Other non-current assets	-	14,423	-		14,423
Right-of-use assets, net	-	344	-		344
Long-term investments	-	290	-		290
Total Non-current Assets	18,788	46,618	(18,788)		46,618

Total Assets	18,801	191,968	(26,948)		183,821

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Short-term borrowings	-	74,653	-		74,653
Accounts payable	-	24,200	-		24,200
Accrued expenses and other current liabilities	300	4,849	(300	)(2)	4,849
Amounts due to related parties, current	460	45,564	(460	)(2)	45,564
Note payable – related party	1,499	-	(1,499	)(2)	-
Operating lease liability, current	-	315	-		315
Deferred revenue	-	3,569	-		3,569
Taxes payable	-	2,042	-		2,042
Total Current Liabilities	2,259	155,192	(2,259)		155,192

Deferred underwriting commission	2,013	-	(2,013	)(2)	-
Warrant liabilities	32	-	-		32
Total Liabilities	4,304	155,192	(4,272)		155,224

Ordinary shares, subject to possible redemption: 1,745,613 shares as of March 31, 2023 (at redemption value of $10.00 per share)	18,788		(18,788	)(4)	-

Shareholders’ (Deficit) Equity
Class A ordinary shares	-	-	3	(5)	3
Class B ordinary shares	-	-	5	(5)	5
Ordinary Shares	2,755	11	(2,755	)(5)	-
			(11	)(5)
Preferred shares	-	10	(10	)(5)	-
Additional paid in capital	-	95,751	(3,071	)(3)	89,192
			790	(4)
			(4,278	)(5)
Accumulated deficit	(7,046)	(99,580)	(1,607	)(3)	(101,187)
			7,046	(5)
Accumulated other comprehensive loss	-	(1,476)	-		(1,476)
Total Shareholders’ Deficit	(4,291)	(5,284)	(3,888)		(13,463)
Non-controlling interest	-	42,060	-		42,060
Total (Deficit) Equity	(4,291)	36,776	(3,888)		28,597
Total Liabilities and (Deficit) Equity	$18,801	$191,968	$(26,948)		$183,821

(A) Derived from unaudited consolidated balance sheet of GBRG as of March 31, 2023.

(B) Derived from audited consolidated balance sheet of SunCar as of December 31, 2022.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

(In U.S. thousands, except for share and per share data, or otherwise noted)

	GBRG (A)	SUNCAR (B)	Pro Forma Adjustments		Pro Forma Income Statement

Net revenues	$-	$157,685	$-		$157,685

Formation and operating costs	(546)	-	60	(2)	(486)
Integrated service cost	-	(90,076)	-		(90,076)
Promotional service expenses	-	(37,137)	-		(37,137)
Selling and marketing	-	(9,675)	-		(9,675)
General and administrative	-	(32,807)	-		(32,807)
Research and development expenses	-	(6,548)	-		(6,548)
Operating loss	(546)	(18,558)	60		(19,044)

Other income (expense):
Interest income (expense), net	699	(1,903)	(699	)(1)	(1,903)
Change in fair value of warrant liabilities	(12)	-	-		(12)
Investment income, net	-	192	-		192
Other income, net	-	1,982	-		1,982
Income (Loss) before income taxes	141	(18,287)	(639)		(18,785)
Provision for income taxes	-	659	-		659
Net income (loss) from continuing operations	141	(17,628)	(639)		(18,126)
Less: net loss attributable to non-controlling interests	-	8,798	-		8,798
Net income (loss) from continuing operations attributable to Company	$141	$(8,830)	$(639)		$(9,328)

Weighted average shares outstanding of redeemable ordinary shares	2,918,168
Basic and diluted net income per share	$0.12

Weighted average shares outstanding of non-redeemable ordinary shares- basic and diluted	1,816,250	225,000,000			82,549,136
Net loss per share for continuing operations - basic and diluted	$(0.11)	$(0.04)			$(0.11)

(A)	Derived from unaudited historical consolidated statements of operations of GBRG for the nine months ended March 31 2023, and for the three months ended September 30, 2022, and

(B)	Derived from unaudited statement of operations of SunCar for the six months ended December 31, 2022.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2022

(In U.S. thousands, except for share and per share data, or otherwise noted)

	GBRG (A)	SUNCAR (B)	Pro Forma Adjustments		Pro Forma Income Statement

Net revenues	$-	$260,667	$-		$260,667

Formation and operating costs	(1,106)	-	120	(2)	(986)
Integrated service cost	-	(164,158)	-		(164,158)
Promotional service expenses	-	(57,951)	-		(57,951)
Selling and marketing	-	(13,666)	-		(13,666)
General and administrative	-	(10,558)	(575)		(11,133)
Research and development expenses	-	(3,526)	-		(3,526)
Operating (loss) income	(1,106)	10,808	(455)		9,247

Other income (expense):
Interest income (expense), net	20	(3,371)	(20	)(1)	(3,371)
Change in fair value of warrant liabilities	(100)	-	-		(100)
Investment income, net	-	550	-		550
Other income, net	900	4,618	(900	)(1)	4,618
(Loss) Income before income taxes	(286)	12,605	(1,375)		10,944
Provision for income taxes	-	(1,505)	-		(1,505)
Net (loss) income from continuing operations	(286)	11,100	(1,375)		9,439
Less: net income attributable to non-controlling interests	-	(6,217)	-		(6,217)
Net (loss) income from continuing operations attributable to Company	$(286)	$4,883	$(1,375)		$3,222

Weighted average shares outstanding of redeemable ordinary shares	5,750,000
Basic and diluted net income per share	$0.01

Weighted average shares outstanding of non-redeemable ordinary shares- basic and diluted	1,816,250	418,668,614			82,549,136
Net (loss) income per share for continuing operations - basic and diluted	$(0.20)	$0.01			$0.04

(A)	Derived from audited statement of operation of GBRG for the year ended June 30, 2022;

(B)	Derived from audited statement of operation of SunCar for the year ended December 31, 2021, unaudited statement of operation of SunCar for the six months ended June 30, 2021 and 2022.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basic of Presentation

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP, whereby GBRG is treated as the acquired company and SunCar is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination is expected to be treated as the equivalent of SunCar issuing stock for the net assets of GBRG, accompanied by a recapitalization. The net assets of GBRG will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequently, results of operations presented for the period prior to the Business Combination will be those of SunCar.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2022, and for the six months ended December 31, 2022 give pro forma effect to the Business Combination as if it had been consummated on July 1, 2021.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 has been prepared using, and should be read in conjunction with, the following:

●	SunCar’s audited consolidated balance sheet as of December 31, 2022; and the related notes included elsewhere in this form; and

●	GBRG’s unaudited condensed consolidated balance sheet as of March 31, 2023 and the related notes included elsewhere in this form.

The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2022 has been prepared using, and should be read in conjunction with, the following:

●	SunCar’s audited consolidated statement of operations for the year ended December 31, 2021, unaudited statement of operation of SunCar for the six months ended June 30, 2021 and 2022, and

●	GBRG’s audited consolidated statement of operations for the year ended June 30, 2022, and the related notes included elsewhere in this form.

The unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2022 has been prepared using, and should be read in conjunction with, the following:

●	SunCar’s audited statement of operation for the year ended December 31, 2022; unaudited statement of operation of SunCar for the six months ended June 30, 2022, and

●	GBRG’s unaudited historical consolidated statements of operations for the nine months ended March 31, 2022, and for the three months ended September 30, 2022, and the related notes included elsewhere in this form.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the completion of the Business Combination are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of SunCar and GBRG.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of SunCar’s and GBRG’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined consolidated statement of operations are based upon the number of GBRG’s shares outstanding, assuming the Initial Public Offering of GBRG and Business Combination occurred on July 1, 2021.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are as follows:

(1)	Reflects the release of cash from cash and investment held in the Trust Account.

(2)	Reflects the payments of GBRG’s deferred underwriting commission, note payable to related party of extension loan, amount due to related parties and accrued expenses and other current liabilities.

(3)	Represents: (a) preliminary estimated transaction costs expected to be incurred and paid by GBRG and SunCar, respectively, for legal, financial advisory and other professional fees; (ii) deferred offering cost of SunCar would be transferred to the deduction of addition paid-in capital.

(4)

Represents all GBRG shares previously subject to redemption for would be transferred to shareholders’ equity, except for 1,660,102 shares redeemed by a number of shareholders of GBRG in an aggregate principal amount of $18.0 million subsequent to March 31, 2023.

(5)

Reflects (a) recapitalization of SUNCAR thru issuance of GBRG shares and eliminate GBRG historical accumulated earnings; (b) the contribution of all the share capital in SUNCAR to GBRG. The total ordinary shares as of the date of this form would be 82,549,136, at the par value of $0.0001 per share, totally amounting to $8.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2022 are as follows:

(1)	Represents an adjustment to eliminate a monthly administrative service fee of $10 payable to Golden Bridge Capital Limited commencing from June 1, 2020, which is terminated upon completion of the Business Combination or the liquidation of the trust account to public shareholders.

(2)	Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended June 30, 2022 are as follows:

(1)	Reflects preliminary estimated GBRG’s transaction costs that will be expensed upon the closing of the Business Combination. These costs are reflected as if incurred on July 1, 2021, the date the Business Combination is deemed to have occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

(2)	Represents an adjustment to eliminate interest income and other income related to cash and investment held in Trust Account.

(3)	Represents an adjustment to eliminate a monthly administrative service fee of $10 payable to Golden Bridge Capital Limited commencing from June 1, 2020, which is terminated upon completion of the Business Combination or the liquidation of the trust account to public shareholders.

4.	Income (Loss) per Share

Represents the net income (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since July 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. The following table does not take into account the GEM Shares or GEM Warrant Shares because they are not issuable immediately after the Business Combination.

Pro Forma Consolidation
Pro forma net income for the year ended June 30, 2022 from continuing operations (in thousand)	$3,222
Pro forma net loss for the six months ended December 31, 2022 from continuing operations (in thousand)	$(9,328)
Pro forma weighted average shares calculation – basic and diluted
Shares to GBRG shareholders	1,519,136
Shares issued in the Business Combination to Maxim	870,000
Shares issued in the Business Combination to Trans Asia as the compensation of financial advisory services	160,000
SunCar Shareholders	80,000,000
Pro forma weighted average shares outstanding – basic and diluted (1)	82,549,136

Pro forma net income for the year ended June 30, 2022 per share – basic and diluted	$0.04
Pro forma net loss for the six months ended December 31, 2022 per share – basic and diluted	$(0.11)

(1)	Excludes the public and private placement warrants, which are exercisable at $11.50 per share. As the warrants are deemed anti-dilutive, they are excluded from the calculation of earnings per shares under all of scenarios.